CUSIP NO. 64122G 10 3	SCHEDULE 13G	Page 1 of 7 Pages
(Amendment No. 2)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

NET2000 COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

64122G 10 3

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64122G 10 3	SCHEDULE 13G	Page 2 of 7 Pages
(Amendment No. 2)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nortel Networks Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power

		7,646,905

Number of	6.	Shared Voting Power
Shares
Beneficially		0
Owned by
Each Reporting	7.	Sole Dispositive Power
Person With
		7,646,905

	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,646,905

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

Not Applicable

11.	Percent of Class Represented by Amount In Row (9)

16.9%

12.	Type Of Reporting Person (See Instructions)

CO

CUSIP No. 64122G 10 3	SCHEDULE 13G (Amendment No. 2)	Page 3 of 7 Pages
Item 1.

(a)	Name of Issuer:

Net2000 Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2180 Fox Mill Road Herndon, VA 20171 U.S.A.

Item 2.

(a)	Name of Person Filing:

Nortel Networks Corporation

(b)	Address of Principal Business Office or, if none, Residence:

Nortel Networks Corporation 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Attention: Corporate Secretary

(c)	Citizenship:

Nortel Networks Corporation is a Canadian corporation.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP No.:

64122G 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 64122G 10 3	SCHEDULE 13G (Amendment No. 2)	Page 4 of 7 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

7,646,905

(b)	Percent of Class:

16.9%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

7,646,905

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

7,646,905

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 64122G 10 3	SCHEDULE 13G (Amendment No. 2)	Page 5 of 7 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 64122G 10 3	SCHEDULE 13G (Amendment No. 2)	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002	NORTEL NETWORKS CORPORATION

	By:	/s/ DOUGLAS C. BEATTY

Douglas C. Beatty Controller

	By:	/s/ BLAIR F. MORRISON

Blair F. Morrison Assistant Secretary

CUSIP No. 64122G 10 3	SCHEDULE 13G (Amendment No. 2)	Page 7 of 7 Pages

EXHIBIT A

The 7,646,905 shares beneficially owned by Nortel Networks Corporation as at December 31, 2001 consist of (a) 2,675,387 shares of common stock, par value $0.01 per share, of Net2000 Communications, Inc. (“Net2000”), (b) 1,389,971 shares of common stock of Net2000 that are issuable upon the exercise of warrants of Net2000, and (c) 3,581,547 shares of common stock of Net2000 that are issuable upon the conversion of 10,175.342 shares of 8% Series D Convertible Pay In Kind Preferred Stock (the “Series D Preferred Stock”), including any upaid 8% per annum stock dividend accreting quarterly that are convertible into common stock of Net2000 pursuant to the conversion formula set forth in the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock. The common stock, warrants and Series D Preferred Stock are held by Nortel Networks Inc., a wholly–owned subsidiary of Nortel Networks Limited, which in turn is a wholly–owned subsidiary of Nortel Networks Corporation.